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Exhibit 8


                   [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

                                                         Press Release No 18./02
                                                        Mumbai, October 22, 2002


                     VSNL CLARIFIES POSITION ON RECEIVABLES
                        - Says payments are on schedule



Mumbai, October 22, 2002. Consequent to VSNL's Board Meeting held on October 21, 2002 to take on record the Results for the Quarter and the half year ended September 30, 2002, some concerns have been expressed with respect to the collection position of VSNL vis-a-vis international carriers. The Company would like to clarify that currently there is no reason to have any concerns regarding dues receivable by VSNL from its international carriers, including Teleglobe and WorldCom which are under Chapter 11 process. The Company's collection position particularly with respect to these two carriers continues to be normal and payments are being received on schedule. The current outstanding are normal in international long distance business due to settlement cycle in the global telecom industry which ordinarily follows ITU guidelines.

Mr. SK Gupta, Managing Director, after VSNL Board took on record the results on October 21, 2002 said on the subject, "We have been receiving payments from our international carriers, including WorldCom on a regular basis and no irregularities with regard to their compliance to the existing payment cycles have been observed".

The Company is in constant touch with its international carriers and is current with the developments at those companies. The notes to the Results released by VSNL after its Board Meeting on October 21, 2002 mentioned that "MCI WorldCom and Teleglobe Canada have filed petitions for restructuring under Chapter 11 of the US bankruptcy code and the same have been approved by the US courts. These carriers are continuing their operations and have been remitting monies and are continuing to settle the accounts". The Company once again reaffirms this position of confidence.

                                                                     (N Srinath)
                                                           Director (Operations)


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